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RONALD J. LIEBERMAN
DIRECT DIAL: 404-888-4139
EMAIL: rlieberman@hunton.com
FILE NO: 66013.000012

June 11, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Ms. Karen J. Garnett, Division of Corporation Finance

Re:    Deerfield Triarc Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Registration No. 001-32551
Filed on May 25, 2007

Dear Ms. Garnett:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated as of June 6, 2007. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Deerfield Triarc Capital Corp.

For convenience of reference, each Staff comment contained in the June 6, 2007 comment letter to Richard Smith is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the letter, and is followed by the corresponding response of the Company.

1.
We note that your merger with Deerfield & Company LLC is contingent on a resale shelf registration statement for your shares of common stock to be issued in connection with the merger being declared effective. Please provide us with a detailed legal analysis as to why you believe that you may register the resale of the shares of common stock being issued to Deerfield & Company LLC’s members before those shares are issued to the members.

Response: As noted in the Staff’s comment, the merger agreement expressly provides that it is a condition to the obligation of Deerfield & Company LLC (“Deerfield”) to complete the merger that a resale shelf registration statement for the shares of our common stock to be

Ms. Karen J. Garnett
United States Securities and Exchange Commission
June 11, 2007

issued in connection with the merger has been declared effective (the “Condition”). Concurrently with the execution of the merger agreement, we executed a registration rights agreement pursuant to which we are required to file and have declared effective a resale shelf registration statement on Form S-3 registering the resale of shares of our common stock that will be issued in the merger, as well as the shares of our common stock that are owned by Deerfield as of the closing date. As we described to you previously, we qualify as a well known seasoned issuer, and therefore, have determined to satisfy our obligations under the registration rights agreement and the applicable closing condition under the merger agreement by filing an automatically effective resale shelf registration statement on Form S-3 prior to the completion of the merger. In the unlikely event that the merger is not completed after we file such shelf registration statement, we intend to seek the SEC’s consent to withdraw that registration statement in accordance with Rule 477 under the Securities Act.

We agreed to the Condition based on our understanding that we may register the resale of the shares of our common stock that will be issued in the merger before these shares are issued for the following reasons. First, as required by General Instruction I.D of Form S-3, we will file the resale shelf registration statement on Form S-3 at a time when we qualify as a well known seasoned issuer and the shares covered by this registration statement will consist of securities to be offered for the account of selling stockholders. Second, as called for by Securities Act Release No. 33-8591 (August 3, 2005), this registration statement will identify the selling stockholders at the time of filing and automatic effectiveness. In this regard, we note that Securities Act Release No. 33-8591 expressly contemplates the resale of securities sold in a private offering that have not yet been issued. See Section V.B.1.b.i.(C)(1) which states that an issuer can “register the resale of the not-yet-issued securities, but it must identify the selling security holders in the registration statement at the time of filing and prior to effectiveness because the issuer will know the identities of the selling security holders who will acquire the securities from it.”

2.
Please tell us why you did not file a registration statement to register the shares you will issue in connection with the merger. Provide a detailed legal analysis of the exemption from registration that you intend to rely on and the factual basis supporting the exemption.

Response: We are relying on the exemption from registration in Regulation D under the Securities Act with respect to the shares being offered and sold in the merger. Deerfield is a closely-held Illinois limited liability company, all of the interests of which are owned by 15 accredited investors, as defined in Regulation D. The members of Deerfield consist of a subsidiary of Triarc Companies, Inc. (a NYSE-listed company), affiliates of the founder and chairman and chief executive officer Deerfield, certain executive officers of Deerfield and certain officers and employees of Deerfield.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
June 11, 2007

Prior to entering into the merger agreement, we had considered whether the shares to be issued in the merger could be offered and sold pursuant to an effective registration statement on Form S-4 rather than a private placement. Under Illinois law and the operating agreement of Deerfield, the merger requires the approval of members holding a majority of the voting membership interests in Deerfield (the “Member Approval”). We had required, as a condition to our willingness to enter into the merger agreement, that either the Member Approval be obtained substantially concurrently with the execution and delivery of the merger agreement or that members holding membership interests in Deerfield in an amount sufficient to grant the Member Approval enter into lock-up agreements concurrently with the execution of the merger agreement pursuant to which such members would commit to vote their membership interests in favor of the merger.

Based on the SEC’s position codified in Rule 145, we concluded that, if the Member Approval were obtained prior to the effectiveness of a registration statement on Form S-4 (as would be the case if obtained concurrently with the execution and delivery of the merger agreement), the shares to be issued pursuant to the merger could not then be registered on Form S-4. The Member Approval was in fact obtained substantially concurrently with the execution and delivery of the merger agreement.

Additionally, we concluded that, if in the alternative we obtained lock-up agreements as described above concurrently with the execution and delivery of the merger agreement, we would be precluded from registering on Form S-4 the shares to be issued in the merger. In reaching this conclusion, we considered the Staff’s position with respect to the use of lock-up agreements in the context of business combination transactions, as articulated in the Current Issues and Rulemaking Projects of the Division of Corporation Finance. In particular, the Staff noted that it has raised issues concerning acquisition registration statements where 100% of the target shares are locked up or the “lock-up” group is expanded to include non-traditional “members” such as middle management, and further noted that the SEC has proposed to address lock-up agreements and related public and private offerings in Securities Act Release No. 7606A (November 13, 1998). Accordingly, we determined that the merger transaction did not satisfy all of those elements because Deerfield is not a publicly-traded company and the merger transaction could in fact be completed on a private placement basis. Our view was confirmed on a “no-names basis” in a telephonic discussion with a representative of the Office of Chief Counsel of the SEC prior to the execution and delivery of the merger agreement, during which discussion this representative confirmed that Securities Act Release No. 7606A continues to reflect the Staff’s position with respect to the use of lock-up agreements in business combination transactions.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
June 11, 2007

Based on the foregoing, we concluded that we would not be permitted to register on Form S-4 the shares to be issued pursuant to the merger and would instead effect the offer and sale of those shares on a private placement basis.

3.
As you know we are reviewing your Form 10-K for the fiscal year ended December 31, 2006, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your Preliminary Proxy Statement, which incorporates by reference your Form 10-K. This review is limited to any outstanding comments we issued relating to the Form 10-K.

Response: We acknowledge this comment and will respond to the Staff’s comments to the Form 10-K under separate letter.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald J. Lieberman
Ronald J. Lieberman

cc:    David H. Roberts
Danielle Valkner
Frederick L. White
David C. Wright
David P. Murgio
O. Denny Kwon